EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS JUNE 2003 PERFORMANCE

HOUSTON, July 1, 2003 – ExpressJet Holdings (NYSE: XJT) today announced preliminary results, with increased traffic and capacity in June 2003 for its Continental Express operating fleet.

During the month, ExpressJet flew 538.9 million revenue passenger miles (RPMs), up 55.9 percent versus June 2002. Seat capacity increased 44.2 percent to 733.7 million available seat miles (ASMs) in June 2003, compared with June 2002. The corresponding passenger load factor was 73.5 percent, a company record high and a 5.5-point improvement over June 2002. ExpressJet's block hours for June were 51,415, which was 26.7 percent higher than last year.

Also in June, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 99.3 percent. In June 2002, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 98.9 percent.

During the month, ExpressJet accepted delivery of four long-range Embraer ERJ-145XR aircraft, bringing its total operating fleet to 212 aircraft. The company also broadened its domestic and international network by adding new once-daily nonstop service between Houston and Morelia, Mexico, and twice-daily nonstop service between Houston and Fort Walton Beach, Fla. In addition, ExpressJet began seasonal service between Cleveland and Portland, Maine, between New York/Newark and Nantucket, Mass., and between Houston and Gunnison/Crested Butte, Colo.

ExpressJet Airlines, *Air Transport World's* 2003 Regional Airline of the Year, operates as Continental Express, providing Continental Airlines with all of its regional jet capacity at its New York, Houston and Cleveland hubs. ExpressJet serves 114 destinations in the U.S., Canada, Mexico and the Caribbean, with more than 1,000 daily departures. Continental Express offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere Continental and its alliance partners fly. ExpressJet Airlines, which employees 5,800 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

JUNE	2003	2002	Change
Revenue Passenger Miles (000)	538,935	345,799	55.9 Percent
Available Seat Miles (000)	733,731	508,704	44.2 Percent
Passenger Load Factor	73.5 Percent	68.0 Percent	5.5 Points
Block Hours	51,415	40,565	26.7 Percent

YEAR-TO-DATE	2003	2002	Change
Revenue Passenger Miles (000)	2,534,187	1,837,998	37.9 Percent
Available Seat Miles (000)	3,840,090	2,956,402	29.9 Percent
Passenger Load Factor	66.0 Percent	62.2 Percent	3.8 Points
Block Hours	273,814	247,284	10.7 Percent

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